SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Graphic Packaging Holding Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

388689 101
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)
___________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 92,858,564 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 92,858,564 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,858,564 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation is based on 344,528,296 shares of Issuer Common Stock outstanding as of November 30, 2012 as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 13, 2012, after giving effect to the retirement of the Repurchased Shares (as defined herein).

CUSIP No. 388689 101	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 92,858,564 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 92,858,564 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,858,564 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*
This calculation is based on 344,528,296 shares of Issuer Common Stock outstanding as of November 30, 2012 as reported in the Prospectus Supplement filed by the Issuer with the Commission on December 13, 2012, after giving effect to the retirement of the Repurchased Shares.

CUSIP No. 388689 101	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 92,858,564 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 92,858,564 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,858,564 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*
This calculation is based on 344,528,296 shares of Issuer Common Stock outstanding as of November 30, 2012 as reported in the Prospectus Supplement filed by the Issuer with the Commission on December 13, 2012, after giving effect to the retirement of the Repurchased Shares.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on March 10, 2008, as amended and supplemented by Amendment No. 1 filed on February 14, 2012 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”) with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, I L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors LLC, a Delaware limited liability company (“TPG Advisors IV”), and (ii) TPG GenPar V Advisors, LLC a Delaware limited liability company (“TPG Advisors V”).  TPG Advisors IV is the general of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass IV – AIV 1, L.P., a Delaware limited partnership (“TPG IV-AIV 1”), and TPG Bluegrass IV – AIV 2, L.P., a Delaware limited partnership (“TPG IV-AIV 2” and, together with TPG IV-AIV 1, the “TPG IV Funds”).  The TPG IV Funds in the aggregate directly hold 46,429,283 shares of Issuer Common Stock (the “TPG IV Shares”) reported herein.  TPG Advisors V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass V – AIV 1, L.P., a Delaware limited partnership (“TPG V-AIV 1”), TPG Bluegrass V – AIV 2 L.P., a Delaware limited partnership (“TPG V-AIV 2”), TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF V-A”), and TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF V-B” and, together with TPG V-AIV 1, TPG V-AIV 2, and TPG FOF V-A, the “TPG V Funds”).  The TPG V Funds in the aggregate directly hold 46,429,281 shares of Issuer Common Stock (the “TPG V Shares” and, together with the TPG IV Shares, the “Shares”).  Because of the relationship between Group Advisors and the TPG IV Funds and the TPG V Funds (collectively, the “TPG Funds”), Group Advisors may be deemed to beneficially own the Shares.”

Item 4.Purpose of Transaction.

This Amendment amends and restates the second paragraph under the heading “Registration Rights Agreement — Termination” of Item 4 of the Original 13D in its entirety as set forth below:

“Sales

On December 12, 2012, the TPG Funds, in their capacity as selling stockholders, entered in an underwriting agreement (the “Underwriting Agreement”), the form of which is attached hereto as Exhibit 5, with the Issuer, the other selling stockholders named in Scheduled B thereto (such selling stockholders, together with the TPG Funds, the “Selling Stockholders”) and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named in Schedule A thereto (the “Underwriters”), pursuant to which the TPG Funds agreed to sell 9,354,779 shares of Issuer Common Stock (or 10,757,995 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 1,403,216 shares of Issuer Common Stock), certain Coors Family Stockholders agreed to sell 4,300,387 shares of Issuer Common Stock (or 4,945,445 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 645,058 shares of Issuer Common Stock), the CDR Fund agreed to sell 2,422,417 shares of Issuer Common Stock (or 2,785,780 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 363,363 shares of Issuer Common Stock) and Old Town S.A. (successor in interest to EXOR) (“Old Town”) agreed to sell 2,422,417 shares of Issuer Common Stock (or 2,785,780 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 363,363 shares of Issuer Common Stock), in each case for a purchase price of $6.10 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-176606) (such registered offering, the “December 2012 Registered Offering”).

Page 5 of 10 Pages

On December 12, 2012, the Issuer also agreed with the Selling Stockholders to repurchase up to $300 million of shares of Issuer Common Stock concurrently with the closing of the December 2012 Registered Offering, directly from the Selling Stockholders on a pro rata basis based on the Selling Stockholders’ ownership percentages of Issuer Common Stock (subject to certain adjustments, including giving effect to the repurchase from the Grover C. Coors Trust in April 2011 of 7,264,922 shares of Issuer Common Stock) in a private, non-underwritten transaction at a price per share equal to the public offering price in the December 2012 Registered Offering (such repurchase, the “December 2012 Share Repurchase”).  Pursuant to the December 2012 Share Repurchase, the Issuer repurchased 28,542,316 shares of Issuer Common Stock from the TPG Funds, 5,855,963 shares of Issuer Common Stock from certain Coors Family Stockholders, 7,391,024 shares of Issuer Common Stock from the CDR Fund and 7,391,024 shares of Issuer Common Stock from Old Town (such shares repurchased from the Selling Stockholders being collectively referred to herein as the “Repurchased Shares”).

On December 17, 2012, the Underwriters exercised in full their option to purchase the additional shares from the Selling Stockholders.

Each of the December 2012 Registered Offering and the December 2012 Share Repurchase closed on December 18, 2012, and the sale pursuant to the Underwriters’ exercise of their option to purchase additional shares closed on December 20, 2012.

Lock-Up Agreement

In connection with the December 2012 Registered Offering, the Selling Stockholders, including each of the TPG Funds, agreed with the Underwriters, pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), the form of which is attached hereto as Exhibit 6, that they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or engage in any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of, any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock (other than as contemplated by the Underwriting Agreement), without the prior written consent of the representatives of the Underwriters for a period of 90 days after the date of the Prospectus Supplement filed by the Issuer with the Commission on December 13, 2012 (such period, the “Lock-Up Period”).  The Issuer and each director and officer of the Issuer has agreed to substantially similar restrictions for a period of 90 days and 60 days, respectively, subject to certain exceptions.

The Lock-Up Period will be automatically extended if: (1) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period following the last day of the Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing summaries of the Transaction Agreement, Stockholders Agreement, Registration Rights Agreement, Underwriting Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 2, 3, 4, 5 and 6, respectively, which are incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below and Item 2 of this Amendment is incorporated herein by reference:

“The information contained in rows 7 through 11 and 13 on each of the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by this reference.

The following disclosure assumes that there are 344,528,296 shares of Issuer Common Stock outstanding as of November 30, 2012, which figure is based on information set forth in the Prospectus Supplement filed by the Issuer with the Commission on December 13, 2012 and which gives effect to the retirement of the Repurchased Shares.

Page 6 of 10 Pages

(a) and (b) Pursuant to Rule 13d-3 under the Securities Act, through the TPG Funds, the Reporting Persons may be deemed to beneficially own 92,858,564 shares of Issuer Common Stock, which constitute approximately 27.0% of the outstanding Common Stock of the Issuer.

By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole.  If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 183,720,562 shares of Issuer Common Stock, representing approximately 53.3% of the Issuer Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other Covered Stockholder.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.”

Item 7.    Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV, 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.
Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

Page 7 of 10 Pages

5.
Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.
Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Schedule 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV, 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.
Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

5.
Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.
Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

Page 10 of 10 Pages